June 21, 2018


James J. Judge
Chief Executive Officer
Eversource Energy
300 Cadwell Drive
Springfield, Massachusetts 01104

       Re:    Connecticut Water Service Inc.
              PRRN 14A filed June 14, 2018
              Response Dated June 14, 2018
              Filed by Eversource Energy
              File No. 000-08084

Dear Mr. Judge:

       We have reviewed your June 14, 2018 response to our comment letter and your amended proxy statement, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments promptly by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our June 4, 2018 letter.

PRRN14A Filed June 14, 2018

   1. We note your response to comment 1, and that you've removed references to "more certainty" and "greater certainty" from your proxy statement. Nevertheless, you retained disclosure that your offer provides "greater value" to shareholders. In each instance where you refer to this value, please disclose the fact that the terms of any acquisition by
      Eversource have not been determined and that the final consideration to be received in such a transaction if it occurs at all is subject to further negotiation and discussion. In this regard, it is our understanding that, while you have submitted a preliminary proposal to Connecticut Water Service, you did not participate in the go-shop process, and your offer is non-binding at this time.

   2. See our last comment. Since you tout your proposal as a reason to vote against the
      Connecticut Water merger, explain why you did not participate in the go-shop process. In
 James J. Judge
Eversource Energy
June 21, 2018
Page 2

       addition, revise the proxy statement to explain the basis for your belief that the go-shop process is "preclusive and severely limited" (page 9) and describe any other reasons why you elected not to participate in that process, if there are any others.

    3. In comment 1 in our prior comments dated May 24, 2018, we asked you to note that there could be a cap on the amount of cash or stock that a Connecticut Water shareholder could elect when describing the proposed terms of your acquisition proposal. You undertook to do so in your response letter dated May 29, 2018. However, we are unable to locate this disclosure in your revised proxy statement. Please revise throughout the proxy statement to prominently note this fact, wherever you reference the value represented by your proposal.

    4. Each statement of opinion or belief must be clearly characterized as such. Please amend your filing to clearly disclose that references to your proposal as "superior," and to the
       CTWS merger as "inferior," are your opinion or belief, and do the same in future solicitations.

    5. Please remove references to your proposal as a "superior alternative," considering that it is a non-binding proposal, subject to due diligence and regulatory approval, and that you are asking shareholders only to vote against the SJW Merger and not to approve your non-binding proposal.

    6. We note your response to comment 2, and that you propose noting in future solicitations that your calculation of SJW Group's total shareholder return is in accordance with Item
       201(e). Please also disclose in future solicitations the formula you used to calculate the cumulative amount of dividends adjusted to the closing prices of SJW Group's stock, as you describe in your response.

Additional Soliciting Materials Filed June 6, 2018

    7. Please provide support for your statement that providing access to due diligence information that is not already publicly available and providing access to a company's senior management are "actions [that] would be standard practice in go-shop processes designed to solicit competitive bids on a level playing field."

    8. See our comments above. As noted, each statement of opinion or belief must be characterized as such. In future solicitations, please clearly disclose that it is your opinion or belief that the SJW merger is "not in the best interest of Connecticut Water
       Shareholders."

Additional Soliciting Materials Filed June 13, 2018

    9. See our comment above with respect to your revised preliminary proxy statement disclosure. In all soliciting materials, please provide support for your statement that the
 James J. Judge
Eversource Energy
June 21, 2018
Page 3

       CTWS go-shop process is "highly preclusive" and "limited." In this regard, it is our understanding that you declined to participate in the go-shop process, while the termination fee provisions in the merger agreement, other than the extension of the tail period, were in place prior to your April 5, 2018 non-binding proposal and at the time you filed your proxy contest on April 27, 2018.

Additional Soliciting Materials Filed June 19, 2018

    10. See our comments above. Each statement of opinion or belief must be clearly characterized as such. In this regard, please provide support for the following statements, and clearly disclose in future solicitations that these and similar statements are your opinion or belief:

           The go-shop process was designed by CTWS and SJW to "entrench the previously agreed takeover of Connecticut Water by San Jose Water;"

           "rather than being designed to solicit potentially superior proposals for the benefit of
           Connecticut Water shareholders, the `go-shop' process instead failed to reflect a sincere intention to consider superior alternatives," and the go-shop process "was set up only to solidify San Jose Water as its acquirer;"

           The go-shop process was "flawed and ineffective;" and

           Connecticut Water shareholders were "misled . . . by their entrenched board of directors."

    11. In your May 29, 2018 response to our comment letter dated May 24, 2018, you
        "acknowledged . . . and confirm[ed]" that you would qualify your references to the SJW merger as a "conflicted transaction" with disclosure that your belief is based on Mr.
        Thornburg's role in negotiations related to the merger and the merger's preservation of certain management roles for other CTWS officers. We were unable to find this disclosure in your reference to the "conflicted transaction" and the "entrenched board of directors," in this soliciting material, and these statements are not characterized as your opinion or belief. Please confirm that you will provide this disclosure in future solicitations, and appropriately qualify these statements as your opinion or belief.
 James J. Judge
Eversource Energy
June 21, 2018
Page 4

       Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom,
Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at
(202) 551- 3263
with any other questions.


                                                          Sincerely,

                                                          /s/ Christina Chalk

                                                          Christina Chalk
                                                          Senior Special
Counsel
                                                          Office of Mergers and
Acquisitions




 cc:   Marko S. Zatylny, Esq. (via email)